As filed with the Securities and Exchange Commission on April 9, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Charlotte Russe Holding, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

Patricia K. Johnson

Executive Vice President,

Chief Financial Officer

and Treasurer

Charlotte Russe Holding, Inc.

4645 Morena Boulevard

San Diego, CA 92117

(858) 587-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$80,000,000	$3,144

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 4,000,000 shares of common stock of Charlotte Russe Holding, Inc. at the maximum tender offer price of $20.00 per share will be purchased pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,144	Filing Party: Charlotte Russe Holding, Inc.

Form or Registration No.: Schedule TO	Date Filed: February 21, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2008, as amended by Amendment No. 1 filed with the Commission on March 19, 2008, Amendment No. 2 filed with the Commission on March 26, 2008 and Amendment No. 3 filed with the Commission on April 3, 2008 (the “Schedule TO”), relating to the offer by Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe”), to purchase up to 4,000,000 shares of its common stock, par value $0.01 per share, at a price not greater than $20.00 nor less than $18.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated February 21, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 9, 2008, Charlotte Russe announced the final results of the tender offer, which expired at 5:00 P.M., New York City Time, on Wednesday, April 2, 2008. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(E) Press Release issued on April 9, 2008 announcing the final results of the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2008

CHARLOTTE RUSSE HOLDING, INC.

By:	/s/ Patricia K. Johnson
Patricia K. Johnson Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase for Cash, dated February 21, 2008

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter from Dealer Manager to Brokers

(a)(1)(E)*	Letter from Brokers to Clients

(a)(1)(F)*	Form of Summary Advertisement

(a)(5)(A)*	Press Release issued on February 20, 2008 (Exhibit 99.1 to our Form 8-K filed February 20, 2008)

(a)(5)(B)*	Press Release issued on March 19, 2008 announcing the extension of the tender offer

(a)(5)(C)*	Press Release issued on March 26, 2008 (Exhibit 99.1 to our Form 8-K filed March 26, 2008)

(a)(5)(D)*	Press Release issued on April 3, 2008 announcing the preliminary results of the tender offer

(a)(5)(E)	Press Release issued on April 9, 2008 announcing the final results of the tender offer

(b)	Not applicable

(d)(1)*	Charlotte Russe Holding, Inc. 1999 Employee Stock Purchase Plan (Exhibit 10.17 to Registration Statement 333-84297 filed October 19, 1999)

(d)(2)*	Charlotte Russe Holding, Inc. 1999 Equity Incentive Plan (Exhibit 10.3 to our Form 10-Q filed January 26, 2007)

(d)(3)*	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the Charlotte Russe Holding, Inc. 1999 Equity Incentive Plan (Exhibit 10.8 to our Form 10-K filed November 28, 2007)

(d)(4)*	Charlotte Russe Holding, Inc. Executive Performance-Based Incentive Plan (Exhibit 10.1 to our Form 8-K filed February 20, 2008)

(d)(5)*	Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated August 31, 2003 (Exhibit 10.31 to our Form 10-K filed December 19, 2003)

(d)(6)*	First Amendment to Amended and Restated Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated December 21, 2006 (Exhibit 10.1 to our Form 8-K filed December 22, 2006)

(d)(7)*	Second Amendment to Amended and Restated Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated February 15, 2008 (Exhibit 10.2 to our Form 8-K filed February 20, 2008)

(d)(8)*	Employment Agreement by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated July 9, 2003 (Exhibit 10.30 to our Form 10-K filed December 19, 2003)

(d)(9)*	First Amendment by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated August 31, 2005 (Exhibit 99.1 to our Form 8-K filed September 6, 2005)

(d)(10)*	Second Amendment to Employment Agreement by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated February 14, 2007 (Exhibit 10.1 to our Form 10-Q filed April 27, 2007)

(d)(11)*	Offer Letter by and between Charlotte Russe Holding, Inc. and Patricia K. Johnson dated April 20, 2007 (Exhibit 10.1 to our Form 10-Q filed July 30, 2007)

(d)(12)*	Offer Letter by and between Charlotte Russe Holding, Inc. and Edward Wong dated August 10, 2005 (Exhibit 10.14 to our Form 10-K filed December 13, 2006)

(d)(13)*	Offer Letter by and between Charlotte Russe Holding, Inc. and Patricia A. Shields dated August 11, 2006 (Exhibit 10.15 to our Form 10-K filed December 13, 2006)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.